Exhibit 2.2

EXECUTION VERSION

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is entered into as of November 3, 2016, among American Axle & Manufacturing Holdings, Inc., a Delaware corporation (“Parent”), and ASP MD Investco LP, a Delaware limited partnership (“Stockholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent and Alpha SPV I, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified, the “Merger Agreement”), which provides, among other things, for the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company (the “Merger”), all on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Stockholder beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act) the number of shares of Company Common Stock set forth across from Stockholder’s name on Part I of Exhibit A hereto (such securities, as they may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with securities of the Company that may be acquired after the date hereof by Stockholder are collectively referred to herein as the “Securities”); and

WHEREAS, as an inducement and a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into, be legally bound by and perform this Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Covenants of Stockholder. Stockholder agrees as follows:

(a) Stockholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign or otherwise encumber or dispose of any of the Securities to, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to any of the Securities with, any Person other than Parent or Parent’s designee, (ii) deposit any Securities into a voting trust or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney, attorney-in-fact, agent or otherwise, with respect to the Securities, except as contemplated by this Agreement and except for that certain Stockholders’ Agreement, dated as of August 4, 2014, by and among the Company, Stockholder, ASP HHI Investco LP, ASP Grede Investco LP and the minority investors made a party from time to time or (iii) take any other action that would in any way make any representation or warranty of Stockholder herein untrue or incorrect in any material respect or otherwise restrict, limit or interfere in any material respect with the performance of Stockholder’s obligations hereunder or the transactions contemplated hereby.

(b) From the date hereof until the earlier of the conclusion of the Company Stockholders’ Meeting and any termination of this Agreement in accordance with its terms, at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the Merger and the Merger Agreement, Stockholder shall vote (or cause to be voted) (i) the number of its Securities set forth across from Stockholder’s name in Part II of Exhibit A hereto in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) all other Securities owned by Stockholder in a manner that is proportionate to the manner in which all shares of Company Common Stock (other than the Securities voted by Stockholder) which are voted in respect of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, are voted; provided, that in the event that the Company Board makes a Change in the Company Recommendation pursuant to Section 7.03(e)(i) of the Merger Agreement, Stockholder shall have no obligation as to whether to vote (or cause to be voted) or how to vote (or cause to be voted) any of its Securities in such event.

(c) Stockholder shall attend, if applicable, the Company Stockholders’ Meeting or any adjournment thereof (or execute valid and effective proxies to any other attending participant of a Company Stockholders’ Meeting in lieu of attending such Company Stockholders’ Meeting or any adjournment thereof).

(d) Stockholder (solely in its capacity as a stockholder of the Company) shall not and shall cause each of its Subsidiaries not to, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or encourage any inquiries or the implementation or submission of any Company Acquisition Proposal, or any proposals or offers that would be reasonably expected to lead to, a Company Acquisition Proposal, or (ii) engage in, continue or otherwise participate in any discussions, communications or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating or encouraging, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, a Company Acquisition Proposal, except to notify such Person of the existence of this Section 1(d). Stockholder shall, and shall cause its Subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) its Representatives to, immediately cease and cause to be terminated any solicitation, discussions, communications or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, and shall request within two (2) Business Days of the date of this Agreement (and shall use its reasonable best efforts to cause) the prompt return or destruction of all confidential information previously furnished to any Person in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person, its Affiliates or Representatives. Stockholder shall promptly (and, in any event, within 24 hours) (i) provide Parent written notice of (A) Stockholder’s receipt of any Company Acquisition Proposal or (B) subject to sub-clause (ii) below, any inquiries, proposals or offers received by Stockholder, any of its Subsidiaries or any Representatives of Stockholder concerning a Company Acquisition Proposal and (ii) disclose to Parent the identity of such Person making, and an unredacted copy of, any such Company Acquisition Proposal or any such inquiry, offer, proposal or request made in writing (or, in the case of sub-clause (i)(A), sub-clause (i)(B) or this sub-clause (ii), if made orally, and if the Company reasonably believes that such oral Company Acquisition Proposal, inquiry, offer, proposal or request is likely to result in such Person making a Company Acquisition Proposal, inquiry, offer, proposal or request in writing, a reasonably detailed description of such Company Acquisition Proposal, inquiry, offer, proposal or request). Stockholder shall, promptly upon receipt or delivery thereof (and, in any event, within 24 hours), provide Parent (and its outside counsel) with copies of all drafts and final versions of definitive agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect confidential information of the Person making such Company Acquisition Proposal) relating to such Company Acquisition Proposal, in each case exchanged between Stockholder or any of its Representatives, on the one hand, and the Person making such Company Acquisition Proposal or any of its Representatives, on the other hand. Stockholder shall, in person or by telephone, keep Parent reasonably informed on a reasonably prompt basis (and, in any event, within 24 hours of any material development) of the status and details (including with respect to any material amendments) of any such Company Acquisition Proposal or other such inquiry, offer, proposal or request concerning a Company Acquisition Proposal. Notwithstanding the foregoing, (i) if the Company or the Company Board has the right under Section 7.03(b) of the Merger Agreement to engage in discussions, communications or negotiations with any Person, Stockholder shall also have the right to engage in such discussions, communications or negotiations with such Person, subject to the terms of Section 7.03 of the Merger Agreement, and (ii) for purposes of this Section 1(d), no reference herein to any Subsidiary of Stockholder shall mean the Company or any of its Subsidiaries.

(e) Stockholder hereby (i) irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal with respect to the Securities or rights to dissent from the Merger or any similar right (including under Section 262 of the DGCL) that Stockholder may have and (ii) agrees not to commence, institute, maintain or prosecute any claim, derivative or otherwise prior to the Effective Time, (A) against the Company, any of its Representatives or any of its successors, including claims relating to the negotiation, execution or delivery of the Merger Agreement or the consummation of the Merger, including any claim alleging a breach of any fiduciary duty of the Company Board in connection with the Merger and the other transactions contemplated by the Merger Agreement, or (B) challenging the validity of or seeking to enjoin the operation of any provision of this Agreement (other than with respect to Stockholder enforcing its rights under the terms of this Agreement).

(f) Stockholder shall take all actions necessary to cause Stockholder to enter into the Stockholders’ Agreement, effective as of the Effective Time.

2. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent as follows:

(a) Stockholder has all necessary organizational power and authority to execute and deliver this Agreement and to perform Stockholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder have been duly and validly authorized by Stockholder. This Agreement has been duly and validly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) The Securities and the certificates (or any book-entry notations used to represented any uncertificated shares of Company Common Stock) representing the Securities are now, and at all times during the term hereof will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, and Stockholder has title to the Securities, free and clear of all Encumbrances (including voting trusts and voting commitments), except as provided by this Agreement. As of the date of this Agreement, Stockholder owns of record or beneficially no shares of Company Common Stock or Company Preferred Stock or any other capital stock of, or any other equity interests in, the Company, other than the Securities set forth across from Stockholder’s name on Part I of Exhibit A hereto. Stockholder has full power to vote the Securities as provided herein. Other than the Stockholders’ Agreement, dated as of August 4, 2014, among the Company, Stockholder and the other parties thereto, none of Stockholder or any of the Securities is subject to any stockholders’ agreement, voting trust, registration rights agreement, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of the Securities, except as otherwise contemplated by this Agreement or the Merger Agreement.

(c) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, or (ii) result in the creation of an Encumbrance on any of the Securities, or conflict with or violate any Law, except for restrictions of general applicability under the Securities Act, state “blue sky” laws or any of the Company Stock Plans, applicable to Stockholder or any of the Securities, except, with respect to clause (ii), for any such conflicts, violations or other occurrences that would not, or would not reasonably be expected to, prevent or materially impair or delay the ability of Stockholder to perform its obligations hereunder.

(d) Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

(e) As of the date of this Agreement, there is no Action pending or, to the knowledge of Stockholder, threatened in writing as of the date of this Agreement against Stockholder before any Governmental Authority that, if adversely determined against Stockholder, would, or would reasonably be expected to, prevent or materially impair or delay the ability of Stockholder to perform its obligations hereunder.

3. Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows:

(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent have been duly and validly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by Stockholder, constitutes a legal, valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, or (ii) conflict with or violate any Law, except for restrictions of general applicability under the Securities Act or any state “blue sky” laws applicable to Parent, except, with respect to clause (ii), for any such conflicts, violations or other occurrences that would not, or would not reasonably be expected to, prevent or materially impair or delay the ability of Parent to perform its obligations hereunder.

(c) Nothing contained in this Agreement has caused or shall cause Parent to acquire ownership of any of the Securities.

4. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, in each case without further consideration, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent may reasonably request for the purpose of effectively carrying out Stockholder’s obligations under this Agreement; provided, however, that this Section 4 shall not require Stockholder to deliver a proxy in connection with any of the Securities. Parent agrees to take, or cause to be taken, (a) all actions reasonably necessary or desirable to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement and (b) all actions reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

5. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Parent may assign all or any of its rights and obligations hereunder to any permitted assignee which obtains an assignment under the Merger Agreement pursuant to the terms thereof; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the mutual written agreement of the parties to terminate this Agreement or (d) at the sole election of Stockholder following any amendment of or modification to the Merger Agreement with respect to any terms of the Merger Consideration, the allocation of the Merger Consideration between cash and stock, the closing conditions, any change to Section 7.15 of the Merger Agreement or any change to the Merger Agreement that would have a materially adverse impact on Stockholder. In the event of termination of this Agreement pursuant to this Section 6, this Agreement will become null and void and of no effect with no liability on the part of any party hereto; provided, however, that Section 5, this Section 6, and Section 8 shall survive any such termination, and no such termination will relieve any party hereto from any liability for any fraud or intentional breach (as defined in the Merger Agreement) of this Agreement occurring prior to such termination.

7. Stockholder Capacity. Notwithstanding anything to the contrary in this Agreement, the parties acknowledge that (a) Stockholder is entering into this Agreement solely in Stockholder’s capacity as a record and/or beneficial owner of the Company Common Stock and not in Stockholder’s capacity as a director, officer, employee, or other fiduciary of the Company (if applicable) or in Stockholder’s capacity as a trustee or fiduciary of any Company Plans and (b) nothing in this Agreement is intended to restrict or affect any action or inaction of Stockholder or any representative of Stockholder, as applicable, serving on the Company Board or on the board of directors of any Subsidiary of the Company or as an officer or fiduciary of the Company or any Subsidiary of the Company, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company or any Subsidiary of the Company.

8. General Provisions.

(a) Expenses. Except as otherwise set forth in the Merger Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, whether or not the transactions contemplated hereby are consummated.

(b) Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any breach of or inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by Stockholder or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.

(c) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, upon delivery by an internationally recognized overnight courier service, upon delivery by facsimile transmission (solely with confirmation of receipt and with a confirmatory copy sent by an internationally recognized overnight courier service) or by email transmission (upon sending, so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating the recipient did not receive such email) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(c)):

If to Parent:

American Axle & Manufacturing Holdings, Inc.

One Dauch Drive

Detroit, Michigan 48211-1198

Attention: David E. Barnes

Facsimile: (313) 758-3897

Email: david.barnes@aam.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Attention: Scott Petepiece

Daniel Litowitz

Facsimile: (212) 848-7179

Email: spetepiece@shearman.com

    daniel.litowitz@shearman.com

If to Stockholder:

At the address and facsimile number and email address set forth set forth across from Stockholder’s name on Exhibit A hereto with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael E. Lubowitz

Facsimile: (212) 310-8007

Email: michael.lubowitz@weil.com

(d) Interpretation and Rules of Construction. When a reference is made in this Agreement to an Exhibit or a Section, such reference shall be to an Exhibit or a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its successors and permitted assigns. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. It is the intent of the parties hereto that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

(e) Entire Agreement; Amendment. This Agreement, taken together with the Merger Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement. The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided, however, that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 8(c); (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts; and (iv) agrees not to move to transfer any such Action to a court other than any of the above-named courts.

(g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(G).

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

(i) Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including any monetary damages) to (i) an Order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8(i), and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(j) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

By:	/s/ David C. Dauch
Name:	David C. Dauch
Title:	Chief Executive Officer

[Voting Agreement Signature Page]

ASP MD INVESTCO LP

By:	/s/ Kevin Penn
Name:	Kevin Penn
Title:	Vice President

[Voting Agreement Signature Page]

Exhibit A

Stockholder Security Ownership and Voting Information

Part I

Number Shares of Company Common
Name and Address of Stockholder	Stock Beneficially Owned by Stockholder

1.

ASP MD Investco LP

c/o American Securities LLC

299 Park Avenue, 34th Floor

New York, NY 10171

Attention: Eric Schondorf, Esq.

Kevin Penn

Facsimile: (212) 697-5524

Email: eschondorf@american-securities.com

kpenn@american-securities.com

51,365,358 shares of Company Common Stock

Part II

Number and Class of Securities held by Stockholder to be voted, subject to the terms and conditions of this Agreement:

25,344,548 shares of Company Common Stock